SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G
                                 (RULE 13D-102)



        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
                                13D-1(B) AND (C)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)1/


                                LeukoSite, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title or Class of Securities)

                                   52728R 102
                                 (CUSIP Number)



____________________________

 1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Timothy A. Springer
-------------------------------------------------------------------------
-------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)
                                                          (A) [  ]
       N/A                                                (B) [  ]
-------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      The United States of America

-------------------------------------------------------------------------
-------------------------------------------------------------------------
                    5    SOLE VOTING POWER

   NUMBER OF             715,025 (See Item 4(a)).
    SHARES         ------------------------------------------------------
 BENEFICIALLY      ------------------------------------------------------
   OWNED BY         6    SHARED VOTING POWER
    EACH
  REPORTING              None (See Item 4(a)).
   PERSON          ------------------------------------------------------
    WITH           ------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                         715,025 (See Item 4(a)).
                   ------------------------------------------------------
                   ------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         None (See Item 4(a)).
-------------------------------------------------------------------------
-------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      718,509
-------------------------------------------------------------------------
-------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                           |X|


-------------------------------------------------------------------------
-------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.3%
-------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
-------------------------------------------------------------------------

ITEM 1(A). NAME OF ISSUER:

           LeukoSite, Inc., a Delaware corporation

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           215 First Street,
           Cambridge, MA  02142

ITEM 2(A). NAME OF PERSON FILING:

           Timothy A. Springer (the "Reporting Person")

ITEM 2(B). ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o Center for Blood Research
           200 Longwood Ave.
           Boston, MA  02115

ITEM 2(C). CITIZENSHIP:

           The United States of America

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $0.01 par value per share, (the "shares")

ITEM 2(E). CUSIP NUMBER:

           52728R 10 2


ITEM 3.    IF THIS  STATEMENT IS FILED  PURSUANT TO RULES  13D-1(B),  OR
13D-2(B),
           CHECK WHETHER THE PERSON FILING IS A:

           Not applicable; filed pursuant to Rule 13d-1(c)

ITEM 4.    OWNERSHIP:

  (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 718,5092/ shares. The Reporting Person has sole power to vote and dispose of 715,025 of such shares. The Reporting Person has shared power to vote and dispose of 0 shares.
  (b)   Percent of class:  7.3% (See Item 4(a)).
  (c)   Number of shares as to which such person has:
        (i)   Sole Power to vote or to direct  the vote:  715,025 shares
              (See Item 4(a)).
        (ii)  Shared power to vote or to direct the vote:  None (See Item 4(a)).
        (iii) Sole power to dispose or to direct the  disposition of:
              715,025 shares (See Item 4(a)).
        (iv)  Shared power to dispose or to direct the disposition of:
              None (See Item 4(a)).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON:

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
           HOLDING COMPANY:

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.




__________________
      2/Includes 3,484 shares owned by a trust for the benefit of the Reporting Person, his siblings and other family members. Does not include 44,689 shares owned by the Reporting Person's wife, Jeane Ungerleider Springer. Also does not include 134,067 shares held by a trust for the benefit of the Reporting Person's children and grandchildren. In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of these 178,756 shares.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

ITEM 10.   CERTIFICATION:

           Not Applicable.



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 12, 1998
                                       (Date)


                             By:  /s/ Timothy A. Springer
                                        Timothy A. Springer